SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 13 December, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Remuneration for former CEO dated 13 December 2023

Exhibit 1.1

press release

13 December 2023

Remuneration for former CEO

Following the 12 September 2023 announcement of the resignation of former chief executive officer Bernard Looney, BP p.l.c. ('the Company') today announces the decisions that have been taken in relation to his remuneration.

As set out in the September announcement:

●           Mr Looney notified the Company on 12 September 2023 that he had resigned as chief executive officer and from the board of directors of BP p.l.c. with immediate effect;
●           In 2022 the board sought assurances regarding disclosure of his past personal relationships with Company colleagues and his future behaviour. Mr Looney gave these assurances to the board in July 2022; and
●           In his September 2023 notification to the Company, Mr Looney informed the Company that he had not been fully transparent in those assurances.

Following careful consideration, the board* has concluded that, in providing inaccurate and incomplete assurances in July 2022, Mr Looney knowingly misled the board. The board has determined that this amounts to serious misconduct, and as such Mr Looney has been dismissed without notice effective on 13 December 2023. This decision had the effect of bringing Mr Looney's 12 month notice period to an immediate end.

In line with this decision, and consistent with BP p.l.c.'s shareholder-approved remuneration policy, the following will apply to Mr Looney's remuneration arrangements:

    Salary, benefits & annual bonus:
●         Mr Looney will receive no further salary, pension allowance or benefits from the date of his dismissal; and
●         Mr Looney will not be paid any annual bonus in respect of the financial year 2023.

    Unvested share awards:
●         Mr Looney's unvested performance share awards under the Executive Directors' Incentive Plan (EDIP) - for the 2021-2023, 2022-2024 and 2023-2025 performance share plans - will lapse in full; and
●         Mr Looney's unvested deferred annual bonus share awards under the EDIP - from annual bonuses for 2021 and 2022 - will also lapse in full.

In addition, reflecting the decision by the board that Mr Looney should not retain any variable pay relating to service following the date of the misleading assurances he gave to the board, discretionary clawback has also been applied:

    Clawback in respect of the period from July 2022:
●         Mr Looney will be required to repay 50% of the cash portion of the annual bonus paid to him in respect of the financial year 2022; and
●         He will forfeit 6/36ths of his award of shares that vested in August 2023 from the three-year 2020-2022 performance share plan under the EDIP.

Value of affected remuneration

The total maximum value of the potential remuneration that has been forfeited or clawed back is £32,426,000** based on the assumptions described below.

87% of this value is automatically forfeited as a result of Mr Looney's resignation with immediate effect on 12 September 2023. 10% results from the board's decision that he should be dismissed following serious misconduct and the further 3% has been clawed back at the discretion of the board.

The total comprises:

●           £1,293,000 in respect of salary and pension allowance for the balance of his notice period which would otherwise have expired on 11 September 2024;
●           £3,258,000 being the maximum potential annual bonus payment for the 2023 financial year***;
●           £24,895,000 being the value of the full unvested performance share awards under the EDIP, a proportion of which would vest at completion of the relevant plan periods, dependent on performance****;
●           £2,030,000 being the value of the unvested deferred bonus awards under the EDIP, deferred from annual bonuses in 2021 and 2022;
●           £420,000 being 50% of the cash portion of the annual bonus paid in respect of the 2022 financial year, net of tax; and
●           £529,000 being 6/36ths of the value of the shares awarded from the 2020-2022 performance share plan under the EDIP, net of tax.

The above values have been calculated using a bp share price of 460.95p, being the closing price on 12 December 2023, and all values are before tax unless stated otherwise.

The above information is provided in accordance with section 430(2B) of the Companies Act 2006.

*          references to the board in this announcement do not include the Interim CEO, who was recused from all decision making in relation to Mr Looney.
**        figures have been rounded to the nearest thousand and, as such, the total may not agree exactly with the sum of the component parts.
***      based on the value of the potential maximum annual bonus payment for the full financial year, not pro-rated for time.
****   based on the value of all performance shares awarded for the 2021-2023, 2022-2024 and 2023-2025 performance share plans in full (i.e. assuming performance conditions are met in full) and not pro-rated for time.

Further information:
bp press office, London: bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 13 December 2023
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary